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[STANTEC LOGO]                                                      STANTEC INC.

                                        NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Stantec Inc. (the "Corporation") will be held at 10160 - 112 Street, Edmonton, Alberta on May 6, 2004 at 11:00 AM (MDT) for the following purposes:

      1. to receive the financial statements of the Corporation for the financial year ended December 31, 2003, together with the report of the auditors thereon;

      2.    to elect directors;

      3. to appoint auditors and to authorize the directors to fix the remuneration to be paid to the auditors; and

      4. to transact such other business as may properly come before the meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this notice.

                                              By Order of the Board of Directors

                                                  (signed)
Edmonton,                                         JEFFREY S. LLOYD
Alberta March 19, 2004                            Secretary

      If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary AB T2P 2Z1, so as to arrive not later than 5:00 PM (MDT) on May 4, 2004 or, if the meeting is adjourned, 5:00 PM (MDT) on the second business day before any adjournment of the meeting.